FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 3, 2006

Commission File Number: 0001291361

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On January 3, 2006, Syneron Medical Ltd. (the “Company”) issued a press release preannouncing Q4 2005 and FY 2005 revenue results.  Total revenue for FY 2005 on a preliminary basis was approximately $88 million, with revenue for Q4 2005 of $24 million.  However $3-4 million of shipments in the last days of the quarter was not recognized in Q4 2005 due to logistical delivery limitations in the Christmas/ New Year holiday week, in accordance with the Company's strict revenue recognition policy.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1    Press release, dated January 3, 2006, titled "Syneron Announces Preliminary Results for 2005"

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd.

BY: /S/ David Schlachet

David Schlachet
Chief Executive Officer

Date: January 3, 2006